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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2004

Allstream Inc.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allstream Inc. (Registrant)
Date: January 26, 2004
	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

Allstream Launches Ethernet Private Line Service

High Bandwidth Solution Enables Business-Critical Applications and
Provides Business Continuity Options

TORONTO, January 26, 2004 — Allstream (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB), a leading communication solutions provider, today announced the latest offering within its Data Network services portfolio: Ethernet Private Line. This service meets Enterprise customer demands for high capacity, extremely low latency (low delay), high-reliability Metro and Wide-Area connectivity service to satisfy critical high bandwidth applications and business continuity requirements. The offering provides one Gigabit per second (1 Gbps) connectivity within and between Montreal, Ottawa, Toronto, Calgary and Vancouver, with more locations planned for later in 2004. Ethernet Private Line enables customers to re-align their business functions and run their businesses more efficiently and competitively.

Ethernet Private Line is carried over a private connection on Allstream's highly reliable and secure optical network. As the network is owned, operated and managed by Allstream, customers benefit from a 24/7/365 connection monitored by Allstream's Network Management Centres. This new service combines the ease of "plug and play" Ethernet technology with a state-of-the-art optical network and the quality of service and security of private line. The service is designed to meet the demanding performance needs of applications such as server aggregation, synchronous database mirroring, voice over IP, data centre connectivity, multi-campus workgroups, data warehousing and high performance applications.

Sufficient network diversity is essential for business continuity. Allstream's Ethernet Private Line service allows customers with existing high bandwidth services to introduce carrier network diversity and avoid over-reliance on traditional networks by rebalancing traffic in a highly cost-effective manner. With this solution, customers can satisfy the performance demands of their mission-critical applications and integrate business continuity planning into their overall strategy.

"Allstream's Ethernet Private Line meets the high bandwidth needs and business continuity requirements of even the most demanding business-critical applications," said Mike Kologinski, Executive Vice President of Marketing, Allstream. "Building from our robust portfolio of Data Networks services, this new service provides the network resiliency and survivability that our customers require to update their business infrastructure and optimize efficiency."

Ethernet Private Line service facilitates effective high bandwidth point-to-point connectivity with:

  •
  Versatile connectivity, supporting point-to-point and ring topologies for varied network requirements.

  •
  Scalable bandwidth, providing one Gbps connectivity and allowing applications to scale to full bandwidth without restriction.

  •
  High availability, supporting a 99.999 per cent uptime availability option to meet demanding applications and environments.

  •
  Survivability, providing four levels of network resiliency to meet the needs of even the most demanding applications.

  •
  Incident management, including 24/7 monitoring and the combination of best practices, world class tools, expert technical professionals and proactive network management that lead the industry in reliability, performance and dependability.

  •
  Performance monitoring, including protocol-dependent monitoring capabilities for enhanced customer troubleshooting and tracking of network issues.

  •
  Security, providing a private circuit over a dedicated optical network wavelength.

Ethernet Private Line is the first in a family of next generation Optical services which uses Allstream's High-Availability Multiservice Access Platform. Additional services to be rolled out shortly include Storage Area Network (SAN) channel service, Gigabit Internet, and High Bandwidth VLAN service. All of Allstream's Optical services are backed by clear Service Level Agreements (SLA), and inter-work with legacy data services to support cost-effective 'hybrid' network designs, enabling smooth migration to high-bandwidth services.

For more information about Allstream's Ethernet Private Line or comprehensive suite of Data Network services, please contact 1-877-288-7253 or visit our website at www.allstream.com.

About Allstream

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Focused on the Business market, Allstream collaborates with customers to create tailored solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive communication solutions provider in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B, and on the NASDAQ National Market System under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the company.

Note to Investors

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

For additional information, please contact:

Media: May Chong, 416-345-2342, may.chong@allstream.com

Investors and Analysts:

Brock Robertson, 416-345-3125, brock.robertson@allstream.com
Dan Coombes, 416-345-2326, dan.coombes@allstream.com

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SIGNATURES